Exhibit 4
DESCRIPTION OF COMMON SHARES OF CORPORATE OFFICE PROPERTIES TRUST
The following description is a summary of the material terms of the common shares of beneficial interest of Corporate Office Properties Trust (“COPT”). This summary may not contain all of the information that is important to you and is qualified in its entirety by reference to our Amended and Restated Declaration of Trust (the “Declaration of Trust”) and Amended and Restated Bylaws (the “Bylaws”), which are filed as exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read these documents and applicable portions of the Maryland General Corporation Law, as amended or Maryland REIT Law, as amended (together, the “Maryland Statutes”), carefully. In this summary, the terms “COPT,” “we”, “us” and “our” refer to Corporate Office Properties Trust, in each case unless otherwise indicated.

General
We are authorized by the Declaration of Trust to issue up to 150,000,000 common shares of beneficial interest, par value $0.01 per share (the “Common Shares”) and 25,000,000 preferred shares of beneficial interest, par value $0.01 per share (the “Preferred Shares”).

Dividends
Our Board of Trustees (the “Board”) may from time to time authorize and declare to shareholders such dividends or distributions, in cash or other assets of COPT or in securities of COPT or from any other source as the Board in its discretion shall determine. The Board shall endeavor to declare and pay such dividends and distributions as shall be necessary for COPT to qualify as a real estate investment trust under the Internal Revenue Code; however, shareholders shall have no right to any dividend or distribution unless and until authorized and declared by the Board.

Voting Rights
Each holder of the Common Shares is entitled to one vote on each matter upon which holders of Common Shares are entitled to vote. A matter that properly comes before a meeting of shareholders at which a quorum is present shall be approved if a majority of all votes cast at such meeting are voted in favor of such matter, unless a greater or different vote is required by statute, any applicable law or regulation, the rights of any authorized class of shares of beneficial interest, or the Declaration of Trust or Bylaws. Other than in a contested election where trustees are elected by a plurality vote, a nominee for trustee shall be elected to the Board if such nominee receives the affirmative vote of a majority of the total votes cast for and against such nominee. Subject to any rights of the holders of any series of Preferred Shares pursuant to applicable law or the provision of the articles supplementary creating that series, all voting rights are vested in the holders of the Common Shares.

Rights Upon Liquidation
In the event of our voluntary or involuntary liquidation, dissolution or winding up, holders of the Common Shares shall be, after the setting apart for payment of such preferential amounts, if any, to which the holders of any Preferred Shares at the time outstanding shall be entitled, entitled to share ratably in any of our property available for distribution after the payment or adequate provision for the payment of all our liabilities, and upon receipt of such releases, indemnities and agreements as we deem necessary for protection of our shareholders.

Other Rights
Holders of Common Shares are not entitled to preemptive, conversion or redemption rights. There are no sinking fund provisions applicable to shares of the Common Shares. All outstanding Common Shares are fully paid and nonassessable.

No Restrictions on Transfer
Neither the Declaration of Trust nor the Bylaw contains any restrictions on the transfer of the Common Shares. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws.

No Classification of the Board
The Board is not classified and as such all trustees are elected for terms of one year. Certain provisions of the Maryland Statutes allow a board to be divided into classes without a shareholder vote. However, we have opted out of the ability to do so, and can only divide the Board into classes if approved by the affirmative vote of a majority of the votes cast on the matter by shareholders entitled to vote generally in the election of trustees.

Share Ownership Limit
The Declaration of Trust limits ownership of the Common Shares by any single shareholder to 9.8% of the number of the outstanding Common Shares or 9.8% of the value of the outstanding Common Shares, whichever is more restrictive. The Declaration of Trust also limits ownership by any single shareholder of the Common Shares and Preferred Shares in the aggregate to 9.8% of the aggregate value of the outstanding Common Shares and Preferred Shares. We refer to these restrictions together as the “Ownership Limit.” The Declaration of Trust allows the Board to exempt shareholders from the Ownership Limit. The Ownership Limit and the restrictions on ownership of the Common Shares may delay or prevent a transaction or a change of control that might involve a premium price for the Common Shares or otherwise be in the best interest of our shareholders.

Preferred Shares
The Board is authorized, without further action by our shareholders, to issue up to 25,000,000 Preferred Shares in one or more series, and to fix the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series. The rights, preferences and privileges of the holders of the Common Shares are subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Shares that we may designate and issue in the future.

Advance Notice Provisions
The Bylaws provide that a shareholder must notify us in writing, within timeframes specified in the Bylaws, of any shareholder nomination of a trustee and of any other business that the shareholder intends to bring at a meeting of shareholders.

Amendments to Bylaws
The Declaration of Trust and Bylaws provide that, subject to certain exceptions, the Bylaws may be amended by the Board or by the affirmative vote of a majority of all the votes entitled to be cast on the matter.

Certain Provisions of the Declaration of Trust and Bylaws
The Declaration of Trust and Bylaws contain a number of provisions that may be deemed to have the effect of discouraging or delaying attempts to gain control of us. Subject to the requirements of the New York Stock Exchange, the Board has the authority, without shareholder approval, to issue additional securities on terms that could delay or prevent a change in control. In addition, the Board has the authority to reclassify any of the unissued Common Shares into Preferred Shares, and to issue Preferred Shares with such preferences, rights, powers and restrictions as the Board may determine, which could also delay or prevent a change in control.

Further, the Declaration of Trust and Bylaws contain provisions (i) providing the Board with the exclusive power to determine the exact number of trustees comprising the entire Board, subject to the right of the holders of Preferred Shares to elect trustees (if any); (ii) authorizing the Board or a majority of the trustees then in office or the sole remaining trustee to fill vacancies in the Board; (iii) requiring advance notice of shareholder proposals; (iv) providing that any action required or permitted to be taken by our shareholders be taken only at an annual or special meeting and providing that shareholder action by written consent in lieu of a meeting can only be taken by unanimous action of all shareholders; (v) providing the Board with flexibility in scheduling the annual meeting (subject to state law requirements); (vi) providing that the Bylaws may be amended by the Board, subject to certain limitations; and (vii) authorizing the Board to issue Preferred Shares with rights and privileges, including voting rights, as it may deem appropriate. The foregoing provisions could delay or prevent a change of control.

Maryland Statutes
Various provisions of the Maryland Statutes, including the Maryland Business Combination Act and the Maryland Control Share Acquisition Act, may have the effect of delaying or preventing a change of control. Resolutions adopted by the Board and/or provisions of the Bylaws currently exempt us from such provisions, but the Board can adopt resolutions or change the Bylaws at any time to make these provisions applicable to us.

Listing	Our common shares are traded on the New York Stock Exchange and trade under the symbol “OFC.”
Transfer Agent	The transfer agent for the Common Shares is EQ Shareowner Services.